VIA EDGAR AND FACSIMILE

August 30, 2011

Melissa N. Rocha

Accounting Branch Chief

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Mercury General Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed February 14, 2011
Commission File No. 001-12257

Dear Ms. Rocha:

We are in receipt of the Staff’s letter dated August 18, 2011 with respect to the above-referenced Form 10-K of Mercury General Corporation (the “Company”). This letter is being provided in response to the comments raised by the Staff as set forth below.

As requested by the Staff’s letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff’s comment is provided below followed by the Company’s response. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-K. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

17. Commitments and Contingencies, page 95

1.	You state that an unfavorable ruling in the actions currently pending “may have a material impact on the Company’s results of operations in the period of such ruling”. Please provide proposed revisions to your disclosures to be included in your next Form 10-Q to comply with paragraphs 3-5 of ASC 450-20-50.

Response: The Company confirms that it will provide the following disclosure regarding legal contingency matters:

The Company is, from time to time, named as a defendant in various lawsuits or regulatory actions incidental to its insurance business. The majority of lawsuits brought against the Company relate to insurance claims arise in the normal course of business and are reserved for through the reserving process. For a discussion of the Company’s reserving methods, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

The Company also establishes reserves for non-insurance claims related lawsuits, regulatory actions, and other contingencies for which the Company is able to estimate its potential exposure and when the Company believes a loss is probable. For loss contingencies believed to be reasonably possible, the Company also discloses the nature of the loss contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. While actual losses may differ from the amounts recorded and the ultimate outcome of the Company’s pending actions is generally not yet determinable, the Company does not believe that the ultimate resolution of currently pending legal or regulatory proceedings, either individually or in the aggregate, will have a material adverse effect on its financial condition, results of operations, or cash flows.

In all cases, the Company vigorously defends itself unless a reasonable settlement appears appropriate.

Please direct any questions regarding the foregoing information to the undersigned at (323) 937-1060. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ THEODORE STALICK

Theodore Stalick

Chief Financial Officer

cc:	Gabriel Tirador
David Yeager
Nathan Bessin
Martha Marcon
Donald Newell
Donald Spuehler
Mercury General Corporation
Mark McMorrow
Kio K. Lo
KPMG LLP
Joshua E. Little, Esq.
Durham, Jones & Pinegar, P.C.
Julian Kleindorfer
Latham & Watkins LLP

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